September 5, 2024

Ismael Roig
Chief Financial Officer
Archer-Daniels-Midland Co
77 West Wacker Drive
Suite 4600
Chicago, IL 60601

       Re: Archer-Daniels-Midland Co
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response dated June 12, 2024
           File No. 001-00044
Dear Ismael Roig:

       We have reviewed your June 12, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 22, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Notes to the Consolidated Financial Statements
Note 17. Segment and Geographical Information, page 106

1.     We note you disclose an amount of    Gross Revenues    for each of your
reportable
       segments, in addition to    Revenues from external customers    and
Intersegment
       Revenues   . Please tell us why you disclose    Gross Revenues    for
each of your reportable
       segments and your basis for disclosure under ASC 280.
 September 5, 2024
Page 2
2. ASC 280-10-50-30(b) requires the total of the reportable segments measures of profit or
       loss be reconciled to the public entity   s consolidated income before
income taxes and
       discontinued operations. In this regard, we note your reconciliations do not total the
       reportable segments    amounts as the starting point, but present an
amount of    Total
       segment operating profit    that includes the reportable segments,
Other    and certain
       reconciling items. Please revise your reconciliations accordingly.
Further,    Total segment
       operating profit    does not appear to be required by US GAAP, and
accordingly, appears
       to be a non-GAAP measure that should be removed. If you intend to continue disclosing this measure outside the financial statements, such as on page 40, tell us how you have complied with Item 10(e) of Regulation S-K and Regulation G, as applicable. Please similarly revise other required reconciliations, such as reportable
segments    revenues and
       assets, to start with the total of the reportable segments    amounts.
See ASC 280-10-50-
       30(a), (c), and (d).
3. Please note, we are evaluating your response to our prior comment number 4 and we may have further comments.

       Please contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing